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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2008

GOLD CREST MINES, INC.

(Exact name of registrant as specified in its charter)

Nevada	**000-52392**	**82-0290112**
(State or other jurisdiction of incorporation or organization)	Commission file number	(IRS Employer Identification Number)

10807 E Montgomery Dr. Suite #1 **Spokane Valley, WA**	**99206**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 893-0171**

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry Into a Material Definitive Agreement

On March 31, 2008, Gold Crest Mines, Inc., (the "Company") entered into a Mining Lease and Option to Purchase Agreement with the Bradley Mining Co., a California corporation ("Bradley"). Pursuant to the terms of the Agreement, the Company has been granted an exclusive option through March 30, 2009 to purchase real property located in the Stibnite mining district, Valley County, Idaho consisting of nine patented mining claims comprising approximately 175 acres. The Property has a total Purchase Price of $300,000. As consideration for entering into the Option Agreement, the Company paid $75,000. If the Company elects to exercise this option on or before March 30, 2009, then there will be another payment upon closing in the amount of $225,000.

Item 8.01   Other Events

On April 7, 2008, the Company issued a press release (the "Press Release") announcing that Gold Crest Mines, Inc., (the "Company") entered into a Mining Lease and Option to Purchase Agreement with the Bradley Mining Co., a California corporation ("Bradley"). A copy of the Press Release is attached hereto as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits

(d) *Exhibits*

99.1   Press Release of Gold Crest Mines, Inc.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOLD CREST MINES, INC.

By: /s/ Thomas H. Parker
          Thomas H. Parker
          President and CEO

Date: April 7, 2008



Gold Crest Mines, Inc.
10807 E. Montgomery Dr., Suite #1   **Phone (509) 893-0171**
Spokane, WA 99206   **Fax (509) 893-0170**

Gold Crest Mines, Inc. Reports on
Stibnite, Idaho Acquisition

Spokane, Washington, April 7, 2008, For Immediate Release.

Gold Crest Mines, Inc. (GCMN:OTCBB) is pleased to announce it has completed a Lease and Option to Purchase Agreement with the Bradley Mining Company (BMC) covering 175 acres of patented mining claims owned by BMC in the Stibnite-Yellow Pine Mining District, Valley County, Idaho. A preliminary letter agreement related to this transaction was reported in a press release dated March 14, 2008. The Agreement provides GCMN with a one-year lease on the patented claims and an option to purchase the claims during the term of the lease. The acquisition covers approximately 1.5 miles of the surface expression of the Meadow Creek Fault, the primary mineralized zone in the district. Underlying the claims are the past producing Meadow Creek underground mine, the DMEA and North Tunnel exploration workings and the majority of the Monday Tunnel, an exploration drift. GCMN will also have access to BMC's historic files for the claims. The acquisition of this parcel completes GCMN's consolidation of the land package in this historic mining district.

According to the Idaho Geological Survey, the Stibnite-Yellow Pine District has produced over 500,000 ounces of gold as well as silver, antimony and tungsten. With this lease, GCMN now controls more than 4,350 acres in the Stibnite district and named the project the "Golden Meadows Project." In total, GCMN now controls over 3.5 miles of the surface expression of the Meadow Creek fault. Historic drilling, underground exploration and development work by previous operators has outlined several areas of gold mineralization along the fault that will be the subject of future exploration efforts by GCMN.

One such area, situated northeast of the historic Meadow Creek Mine underground workings was extensively sampled and drilled by Bradley Mining Company under a mid-1950's U.S. Government-sponsored Defense Minerals Exploration Administration (DMEA) program targeting tungsten and antimony. Work included completion of 17 underground diamond drill holes totaling 2,109 feet and systematic sampling of over 1,100 feet of underground exploration drifts, crosscuts and raises on three levels. During the late 1980's, Hecla Mining Company conducted extensive surface testing of the up-dip expression of this mineralized lens.

Results from sampling and drilling in the southern end of the main exploration drift reported in a series of U.S. Bureau of Mines reports are provided in Table 1. GCMN has not conducted confirmation drilling in this area and no proven or probable ore reserves have been developed. The Company's President and CEO, Tom Parker stated, "We are pleased to have secured the lease and option to purchase on the Bradley Mining Company lands and are excited about the exploration potential of the Company's land holdings in the District."

Gold Crest Mines, Inc. is a junior gold exploration company with properties in Alaska and Idaho, and is a reporting company under the Securities and Exchange Act of 1934. GCMN is listed on the NASDAQ Electronic Bulletin Board (OTCBB) under the symbol "GCMN."

Further information about Gold Crest Mines, Inc. and its properties can be found at the Company's website at www.goldcrestminesinc.com.

For more information please contact:

Tom Parker   Chris Dail
President & CEO   Vice President, Exploration
Tel-509-893-0171   Tel-509-893-0171

GOLDEN MEADOWS PROJECT TABLE 1: SOUTH DMEA DRIFT – SIGNIFICANT INTERCEPTS							
DMEA PROJECT HOLE NUMBER DESIGNATION	COLLAR ELEVATION (FEET)[1]	HOLE INCLINATION (DEGREES)[2]	HOLE BEARING (DEGREES)[3]	TOTAL HOLE DEPTH (FEET)	INTERCEPT WIDTH (FEET)[4]	INTERCEPT GRADE (OPT)[5]	INTERCEPT INTERVAL (FEET)[6]
DMEA-11	A	0	123	481	176	0.031	305-481
DMEA-12	A	0	278	304	50	0.011	5-55
DMEA-13	A	+2	120	400	305	0.045	95-400
DMEA-14	A	+2	132	79	69	0.050	10-79
DMEA-15	A	+1	330	225	215	0.092	10-225
DMEA-16	A	+2	217	85	65	0.105	10-79
DMEA-17	A	-39	137	200	50	0.016	10-60
	"	"	"	"	95	0.015	105-200
DMEA-18	A	+2	271	108	80	0.047	25-105
DMEA-19		+30	133	280	190	0.050	60-250
DMEA-20	A	+44	299	135	120	0.235	10-130
DMEA-21	A	+2	142	100	20	0.010	50-70
DMEA-22	C	+58	290	90	85	0.107	5-90
DMEA-23	C	+2	101	50	45	0.091	5-50
DMEA-24	C	+39	212	73	60	0.113	10-70
DMEA-25	B	+2	085	99	94	0.034	5-99
DMEA-26	C	+30	129	48	38	0.050	10-48
DMEA-27	C	+40	191	137	25	0.010	5-30
	"	"	"	"	92	0.053	45-137
Drift-2DS	A	0	-	-	180	0.048	-
Crosscut-4DS	A	0	-	-	190	0.068	-
Raise-1R	A-B	+68	300	104	104	0.080	-
Drift-1DS	B	0	-	-	176	0.237	-
Crosscut-1XW	B	0	-	-	50	0.189	-
Raise-2R	B-C	+50	176	91	91	0.068	-

Note 1: 'A' Level is ~6661 feet elevation; 'B' Level is ~ 6750 feet elevation; 'C' Level is ~ 6820 feet elevation
Note 2: Inclination is angle in degrees above (+) or below (-) horizontal plane of level of workings
Note 3: Bearing is in relation to local grid north
Note 4: Downhole intercept width, estimated true width varies, but most intercepts are near true widths. Composite may include up to 10 feet of waste below cutoff grade
Note 5: Results reported by Bradley Mining Company in DEMA files. Analyses by conventional fire assay with gravimetric finish. Lower reporting limit of 0.005 opt gold. Reported grade is length weighted average grade using 0.01 opt cutoff.
Note 6: Start and bottom footages of reported composited mineralized interval

Sources:
Wallace, K.G., 1956, Final Report by the Bradley Mining Company to the Defense Minerals Exploration Administration, Docket No. DMEA-1284 (Antimony); Yellow Pine Mine, Valley County, Idaho. contract No. Idm-453. Report dated March 1, 1956.
Wallace, K.G., 1956, Final Report by the Bradley Mining Company to the Defense Minerals Exploration Administration, Docket No. DMEA-2636 (Antimony); Yellow Pine Mine, Valley County, Idaho. contract No. Idm-453. Report dated April 7, 1956.
Bardill, J.D. and Kellum, D.F., 1956, Department of the Interior, Defense Minerals Exploration Administration, Field Team, Region 1, Northwest District, Final Report, Amended Contract Idm-E173, docket No. DMEA-1284 (Antimony).

"Safe Harbor" Statement under Private Securities Litigation Reform Act of 1995:

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Information contained herein contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "should," "up to," "approximately," "likely," or "anticipates" or the negative thereof or given that the future results covered by such forward looking statements will be achieved. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, there is no assurance that past mining activities on the Company's leases are indicative that any proven or probable reserves exist on the claims. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only for the date the statement was made. Investors should carefully consider the preceding information as well as information contained in any news release before making any investment in the shares of the company. Gold Crest Mines, Inc. undertakes no obligation to update any forward-looking statements.